Exhibit 99.3

Press release

WiLAN Signs License with Kith Consumer Products

OTTAWA, Canada – February 28, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that Kith Consumer Products Inc. (“Kith”) has signed a multi-year running royalty license agreement for certain technologies in the Company’s Digital TV and Display patent portfolio. The terms of the agreement are confidential.

Headquartered in Chino, CA, Kith is a leading provider of high definition LCD/LED televisions and digital set top boxes with distribution to thousands of retailers in North America.

WiLAN has over 1,400 patents that relate to Digital TV and Display technology.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact:
Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

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